September 14, 2018

TSX: SAM

Starcore Reports Q1 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX :SAM) (the “Company” or ”Starcore”) has filed the results for the first quarter ended July 31, 2018 for the Company and its mining operations in Queretaro, Mexico and toll processing operations in Matehuala, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“This quarter we have seen the results of our mine development efforts returning to positive earnings from mining operations,” reported Robert Eadie, President of the Company. “We will continue to improve our operating income by improving grade and being vigilant on controlling costs.”

Financial Highlights for the three-month period ended July 31, 2018 (unaudited):

•	Cash and short-term investments on hand is $3.2 million at July 31, 2018;
•	Gold and silver sales of $10.6 million;
•	Loss of $0.4 million, or $(0.00) per share;
•	EBITDA(1) of $749;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the quarters ended July 31, 2018 and 2017:

(in thousands of Canadian dollars) (unaudited)	Quarter ended July 31,
	2018	2017
Revenues	$ 10,623	$ 8,095
Cost of Sales	(9,950)	(8,474)
Earnings (loss) from mining and toll processing operations	673	(379)
Administrative Expenses, interest and foreign exchange	(1,065)	(600)
Income tax recovery	11	685
Net income	$ (381)	$ (294)
(i) Income (loss) per share – basic	$ (0.00)	$ (0.01)
(ii) Income (loss) per share – diluted	$ (0.00)	$ (0.01)

1

Reconciliation of Net income to EBITDA(1)
For the three months ended July 31,	2018	2017
Net Loss	$ (381)	$ (294)
Income tax recovery	(11)	(685)
Interest	88	26
Depreciation and depletion	1,053	1,396
EBITDA	$ 749	$ 443
EBITDA MARGIN(2)	7.0%	5.5%

(1)	EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.
(2)	EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended July 31, 2018:

•	Equivalent gold production of 4,268 ounces;
•	Mine operating cash cost of US$997/EqOz;

•         All-in sustaining costs of US$1,215/EqOz;

The following table is a summary of mine production statistics for the San Martin mine for the periods ended July 31, 2018 and 2017 and for the previous year ended April 30, 2018:

		Actual Results for
	Unit of measure	3 months ended July 31, 2018	3 months ended July 31, 2017	12 months ended April 30, 2018
Mine Production of Gold in Dore	thousand ounces	3.3	3.7	11.9
Mine Production of Silver in Dore	thousand ounces	72.7	15.2	102.1
Gold equivalent ounces	thousand ounces	4.3	3.9	13.2

Silver to Gold equivalency ratio		78.5	74.9	78.2
Mine Gold grade	grams/tonne	1.53	1.97	1.62
Mine Silver grade	grams/tonne	49.0	12.6	21.3
Mine Gold recovery	percent	88.1%	85.0%	84.5%
Mine Silver recovery	percent	59.6%	51.2%	55.2%
Milled	thousands of tonnes	77.4	69.8	269.6
Mine operating cash cost per tonne milled	US dollars	55	59	61
Mine operating cash cost per equivalent ounce	US dollars	997	1,052	1,237

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

2

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936 Telephone: (604) 602-4935 x 230

Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.